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EXHIBIT (12)

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES             Sprint Corporation

                                             -------------------------------------------------------------------------------
                                                   2000            1999            1998            1997            1996
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                                                                               (millions)
Earnings
   Income (loss) from continuing
     operations before income taxes          $     (702)     $   (1,072)     $    1,039      $    1,748      $    1,994
   Capitalized interest                            (175)           (151)           (167)            (93)           (104)
   Equity in losses of less than
     50% owned entities                             256              80              42             680             199
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Subtotal                                           (621)         (1,143)            914           2,335           2,089
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Fixed charges
   Interest charges                               1,165           1,011             885             277             301
   Interest factor of operating rents               348             311             275             135             120
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Total fixed charges                               1,513           1,322           1,160             412             421
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Earnings, as adjusted                        $      892      $      179      $    2,074      $    2,747      $    2,510
                                             ===============================================================================

Ratio of earnings to fixed charges                    -/(1)/          -/(2)/       1.79/(3)/       6.67/(4)/       5.96/(5)/
                                             ===============================================================================
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/(1)/ Earnings, as adjusted, were inadequate to cover fixed charges by $621 million in 2000. Earnings, as adjusted, includes nonrecurring items. These items include a charge of $238 million which principally represents a write-down of goodwill, $187 million for costs associated with the terminated WorldCom merger, $122 million for the write-downs of certain equity investments, net gains of $71 million from the sale of an independent directory publishing operation and from investment activities, and a $28 million gain from the sale of customers and network infrastructure to a PCS affiliate. Excluding these items, earnings, as adjusted, would have been inadequate to cover fixed charges by $173 million.

/(2)/ Earnings, as adjusted, were inadequate to cover fixed charges by $1.1 billion in 1999. Earnings, as adjusted, includes a net nonrecurring gain of $54 million from investment activities. Excluding this gain, earnings, as adjusted, would have been inadequate to cover fixed charges by $1.2 billion.

/(3)/ Earnings as computed for the ratio of earnings to fixed charges includes nonrecurring net gains of $104 million mainly relating to sales of local exchanges and a nonrecurring charge to write off $179 million of acquired in-process research and development costs related to the PCS
      Restructuring. Excluding these items, the ratio of earnings to fixed charges would have been 1.85 for 1998.

/(4)/ Earnings as computed for the ratio of earnings to fixed charges includes nonrecurring items. These items include a litigation charge of $20 million and gains of $71 million mainly from sales of local exchanges and certain investments. Excluding these items, the ratio of earnings to fixed charges would have been 6.54 for 1997.

/(5)/ Earnings as computed for the ratio of earnings to fixed charges includes the nonrecurring charge related to litigation of $60 million recorded in 1996. Excluding this charge, the ratio of earnings to fixed charges would have been 6.10 for 1996.

Note: The ratios were computed by dividing fixed charges into the sum of earnings (after certain adjustments) and fixed charges. Earnings include income from continuing operations before taxes, plus equity in the net losses of less-than-50% owned entities, less capitalized interest. Fixed charges include interest on all debt of continuing operations, including amortization of debt issuance costs, and the interest component of operating rents.